EXHIBIT A

Transactions in the Shares Effected During the Past Sixty Days

The following table sets forth all transactions in the Shares effected during the past sixty days. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
3/19/2015	(2,800)	126.03
3/20/2015	(150,000)	126.59
3/24/2015	(19,600)	128.00
3/24/2015	(27,713)	127.64
3/25/2015	(18,700)	127.80
3/27/2015	(4,600)	127.51
3/27/2015	(29,387)	127.44
4/8/2015	(400)	128.53
4/8/2015	(26,275)	128.24
5/4/2015	(75,000)	128.61
5/5/2015	(50,000)	127.17
5/11/2015	(5,078,308)	126.26